Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:  Wasatch Funds, Inc.
     (33-10451; 811-4920)
     Filing Under Rule 18f-1


Ladies and Gentlemen:

On behalf of the above-referenced registered investment company, transmitted herewith for filing pursuant to Rule 18f-1 under the Investment Company Act of 1940, as amended, is Form N-18F-1, Notification of Election. Questions regarding this filing may be directed to the undersigned at (414) 271-5885.

Very truly yours,

/S/ RANDY PAVLICK
Vice President

cc:  Michael J. Radmer, Esq.

Encl.



                                  FORM N-18F-1

                            NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Salt Lake City and State of Utah on the 22nd day of January, 1996.


                    Wasatch Advisors Funds, Inc.

                    By: /S/ SAMUEL S. STEWART, Jr.,
                        President


Attest: /S/ HEIDI PREUSS
        Secretary